STATEMENTS OF CASH FLOWS

Producer: Zhejiang Kandi Vehicles Co., Ltd | Unit: RMB

Item	item number	Note	Year 2012
1. CASH FLOWS FROM OPERATING ACTIVITIES			
cash received from sales of goods and rendering of services	101		274,876,687.08
tax return	102		3,983,618.20
other cash received relating to operation activities	103		491,153,906.20
Subtotal cash inflows from operation activities			770,014,211.48
cash paid for goods purchased and services received	104		322,920,025.04
cash paid to and for employees	105		12,445,172.65
taxes paid	106		11,648,682.48
other cash paid relating to operation activities	107		319,102,515.87
Subtotal cash outflows used in operation activities			666,116,396.04
net cash flows from operation activities			103,897,815.44
2. CASH FLOWS FROM INVESTING ACTIVITIES			
cash received from disposal of investments	201		
cash received from returns of investments	202		
net cash received from disposal of fixed assets, intangible assets and other long-term assets	203		
net cash received from disposal of subsidiaries and other business units	204		
other cash received relating to investment activities	205		
Subtotal cash inflows from investment activities			
cash paid to acquire fixed assets, intangible assets and other long-term assets	206		50,781,767.10
cash used in investment	207		
net cash outflows of procurement of subsidiaries and other business units	208		
other cash payments relating to investment activities	209		
Subtotal cash outflows used in investment activities			50,781,767.10
net cash flows from investment activities			-50,781,767.10
3. CASH FLOWS FROM FINANCING ACTIVITIES:			
cash received from capital contribution	301		
cash received from loans	302		262,300,000.00
cash from issuance of securities	303		78,400,000.00
other cash received relating to financing activities	304		
Subtotal cash inflow from financing activities			340,700,000.00
cash repayment of debts	305		267,800,000.00
cash payments for dividend, profit and interest	306		16,105,848.40
other cash paid relating to financing activities	307		
Subtotal cash outflow used in financing activites			283,905,848.40
net cash flows provided by financing activities			56,794,151.60
4. Effect of exchange rate changes on cash and cash equivalents	400		-140,985.51
5.net increase in cash and cash equivalents			109,769,214.43
add:begining cash and cash equivalents balance		(+-)6	55,917,690.01
6.ending cash and cash equivalents balance		(+-)6	165,686,904.44

legal representative: accountant in charge accounting head

Balance Sheet

producer: Zhejiang Kandi Vehicles Co., Ltd. 12.31.2012 unit: Yuan

No.	assets	beginning of year ending	ending	No.	liabilities and shareholders' equity	beginning	ending
1	Cash on hand and cash at bank	56917690.01	165686904.44	37	short term loans	211600000.00	206000000.00
2	Short term investments	0.00	0.00	38	Notes payables	37212000.00	160000000.00
3	Notes receivable	0.00	0.00	39	Accounts payables	32611204.23	58036616.60
4	Dividend receivable	0.00	0.00	40	advances to suppliers	5316088.74	1211957.20
5	Interest receivable	0.00	0.00	41	Accrued Payroll	962074.76	1056021.21
6	Accounts receivable	49006728.75	180249603.79	42	Accrued welfare	0.00	0.00
7	Less: Bad debt provision	0.00	0.00	44	profit payable		0.00
8	Net accounts receivable	49006728.75	180249603.79	45	dividend payable	0.00	0.00
9	Other receivables	241886981.71	84666373.19	46	taxes payable	1448493.06	8160941.93
10	prepayments to suppliers	6106989.33	182962626.96	48	other payables	34063741.93	75070492.52
11	subsidy receivable	96802.17	0.00	49	accrued expenses	456162.06	392178.00
12	Inventory	57831747.66	62233422.97	50	estimated liabilities	0.00	0.00
13	prepaid expenses	1177707.77	2879401.45	51	long term liabilities maturing within one year maturity		0.00
14	long term bonds investment maturing within one year		0.00	52	other current liabilities	0.00	0.00
15	other current assets	0.00	0.00	53	total current liabilities	323659764.78	509917207.46
16	total current assets	411021647.30	568667231.80				
	long term investment:		0.00				
17	long term investment:	37800000.00	77800000.00				
18	long term debts investments	0.00	0.00		long-term liabilities		0.00
19	entrust loans	0.00	0.00	54	long-term loans		0.00
20	total long term investment	37800000.00	77800000.00	55	bonds payable	0.00	80000000.00
	fixed assets		0.00	56	long-term payables	0.00	0.00
21	fixed assets, at cost	218894681.74	334555908.13	57	special payables	0.00	0.00
22	less:accumulated depreciation	91031569.77	116208326.15	58	other long-term liabilities		0.00
23	net fixed assets	127863111.97	218347582.98	59	长期负债合计	0.00	80000000.00
24	Less: provision for fixed asset impairment	0.00	0.00	60	of which:working fund for housing		0.00
25	net fixed assets	127863111.97	218347582.98		deferred taxes		0.00
26	engineering material	0.00	0.00	61	deferred taxes liability	0.00	0.00
27	Construction in progress	63695376.08	0.00	62	total liabilities	323659764.78	589917207.46
28	disposal of fixed assets	0.00	0.00				
29	total fixed assets	191558488.05	218347582.98		shareholders' equity		0.00
	intangible assets and other assets		0.00	63	paid-in capital	227906916.51	227906916.51
30	intangible assets	74160782.66	72407788.72	64	Less: investment returned	0.00	0.00
31	deferred assets	0.00	0.00	65	net paid-in capital	227906916.51	227906916.51
32	long term unamortized expenses	0.00	0.00	66	APIC	9272881.58	9272881.58
33	other long term assets	0.00	0.00	67	surplus reserves	16891030.28	22513464.57
34	total intangible assets and other assets	74160782.66	72407788.72	68	Among:legal public welfare fund	0.00	0.00
				69	retained earnings	136910324.76	187512143.38
	deferred taxes		0.00	70	unrecoganized earning	0.00	0.00
35	deferred taxes assets	0.00	0.00	71	total shareholders' equity	390981153.13	447205396.04
36	total assets	714540917.91	1037122603.50	72	total liabilities and shareholders' equity	714540917.91	1037122603.50

legal representative : Hu Xiaoming Accounting Department Head : Zhu Xiaoying Submitter : Huang Hongjian

STATEMENTS OF INCOME (LOSS)

Producer: Zhejiang Kandi Vehicles Co., Ltd

Dec-12

Item	Line	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	amount in current month	accumulative amount of this year	Less:goods delivered before bu invoiced during current period	add:new delivered goods during current period	Sales of 4th quarter adjusted	sales adjusted this year	此应减的已发未开为2011年12月
1. sales	1	69,058,119.03	78,336,605.17	71,853,357.01	161,685,955.17	112,301,694.24	378,934,036.38	14,272,531.62	7,176,649.57	154,590,073.12	367,954,345.77	18156340.18
less:COGS	3	51,966,250.06	59,455,846.93	54,955,401.25	128,875,000.51	91,382,117.75	295,252,498.75	9,801,912.70	6,027,235.43	125,100,323.24	287,270,711.28	14009022.90
sales tax and surcharge	5	123,709.33	149,056.33	139,620.04	576,236.60	468,733.40	988,622.30			576,236.60	988,622.30	
2. Gross profits ("-" means loss)	7	16,968,159.64	16,731,701.91	16,758,335.72	32,234,718.06	20,430,843.09	82,692,915.33	4,470,618.92	1,149,414.14	28,913,513.28	79,695,012.19	0.22
add: other operating income("-"means loss)	9	68,149.31	127,477.18	78,819.66	173,836.06	63,733.77	448,282.21			173,836.06	448,282.21	
less: selling expenses	11	1,029,217.97	450,824.94	898,009.30	671,713.54	280,769.26	3,049,765.75			671,713.54	3,049,765.75	
general and administrative expenses	13	8,449,865.00	7,813,655.06	7,183,183.37	9,140,153.09	3,984,360.93	32,586,856.52			9,140,153.09	32,586,856.52	
financial expenses	15	(15,932,194.86)	1,608,026.05	483,976.50	(87,034.22)	(1,063,986.69)	(13,927,226.53)			(87,034.22)	(13,927,226.53)	
3.operating income ("-"means loss)	17	23,489,420.84	6,986,673.04	8,271,986.21	22,683,721.71	17,313,433.36	61,431,801.80	4,470,618.92	1,149,414.14	19,362,516.93	58,433,898.66	0.16
add:investment income ("-" means loss)	19			0.00	0.00	0.00	0.00			0.00	0.00	
subsidy income	21		160,084.00	130,614.91	544,396.00	34,836.00	835,094.91			544,396.00	835,094.91	
other income	23	623,447.32	329,160.51	1,267,827.94	28,182.19	19,777.79	2,248,617.96			28,182.19	2,248,617.96	
other expenses	25	200.00	525.00	275.00	17,800.00	17,800.00	18,800.00			17,800.00	18,800.00	
4. total income("-"means loss)	27	24,112,668.16	7,475,392.55	9,670,154.06	23,238,499.90	17,350,247.15	64,496,714.67	4,470,618.92	1,149,414.14	19,917,295.12	61,498,811.53	
less: income tax	29	3,258,504.00	802,812.67	1,151,302.73	3,059,852.36	3,059,852.36	8,272,471.76			3,059,852.36	8,272,471.76	
5.net profit("-"means loss)	30	20,854,164.16	6,672,579.88	8,518,851.33	20,178,647.54	14,290,394.79	56,224,242.91	4,470,618.92	1,149,414.14	16,857,442.76	53,226,339.77	

legal representative: Hu Xiaoming

Submitter : Huang Hongjian

Accounting Department Head: Zhu Xiaoying